UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________________

FORM 11-K

_____________________________________

(Mark One)

☒     Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2020

OR

☐      Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______________ to ________________

Commission File Number 001-36872

_____________________________________

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Hancock Whitney Corporation 401(k) Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its executive office:

HANCOCK WHITNEY CORPORATION

Hancock Whitney Plaza

2510 14th Street

Gulfport, Mississippi 39501

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN

Employer Identification Number 64-0693170

Plan Number: 003

Audited Financial Statements

Years Ended December 31, 2020 and 2019

CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 9

Supplementary Information

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	10

Signature	11

Exhibit Index	12

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of

the Hancock Whitney Corporation 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Hancock Whitney Corporation 401(k) Savings Plan (the Plan) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ POSTLETHWAITE & NETTERVILLE, APAC

We have served as the Company’s auditor since 2013.

Metairie, Louisiana

June 29, 2021

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2020 and 2019

	2020	2019
ASSETS
Cash	$56,150	$1,754
Investments, at fair value	446,981,375	386,977,017
Fully benefit-responsive investment contract, at contract value	33,872,357	25,991,826
Notes receivable from participants	6,384,497	6,581,654
Net assets available for Plan benefits	$487,294,379	$419,552,251

See accompanying notes.

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2020 and 2019

	2020	2019
Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$43,752,150	$61,085,283
Dividends and interest	12,351,268	11,379,444
Total investment income	56,103,418	72,464,727
Contributions
Employer	17,525,441	15,502,072
Employee	24,606,794	22,332,036
Rollover	3,053,507	2,989,022
Total contributions	45,185,742	40,823,130
Total additions	101,289,160	113,287,857
Deductions from net assets attributed to:
Benefits paid to participants	33,242,738	29,957,688
Administrative expenses	304,294	180,298
Total deductions	33,547,032	30,137,986
Increase in net assets available for Plan benefits	67,742,128	83,149,871
Net assets available for Plan benefits
Beginning of year	419,552,251	336,402,380
End of year	$487,294,379	$419,552,251

See accompanying notes.

Note 1.  Description of the Plan

The following description of the Hancock Whitney Corporation 401(k) Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (“IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC for eligible employees of Hancock Whitney Corporation and its subsidiaries (the “Company” and the “Sponsor”). All full-time and part-time employees of the Company who have completed 60 days of continuous service and are age 18 or older are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration

Hancock Whitney Bank, a subsidiary of the Sponsor, serves as the Plan’s Trustee. The Plan is administered by an officer of Hancock Whitney Bank.  Empower Retirement, a subsidiary of Great West Trust Company, LLC, serves as the Plan’s record keeper and custodian of its assets.

Contributions

Eligible employees may elect to defer compensation up to the Internal Revenue Service (“IRS”) limitation of $19,500 for 2020 and $19,000 for 2019. In addition, participants age 50 and over have the option to defer up to an additional $6,500 for 2020 and $6,000 for 2019, through the Plan’s catch-up contribution provisions. The Company offers a safe harbor match of 100 percent of the first 1 percent of compensation deferred by a participant, and 50 percent of the next 5 percent of eligible compensation deferred. Eligible employees who are not participating in the Plan and have not actively opted out of participation are automatically enrolled at an initial 3 percent deferral rate.

The Hancock Whitney Corporation Pension Plan and Trust Agreement (the “Pension Plan”), a related benefit plan of the Sponsor, excludes from eligibility to participate any individual hired or rehired by the Company after June 30, 2017. The accrued benefits of Pension Plan participants whose combined age plus years of service as of January 1, 2018 totaled less than 55 were frozen as of that date; for such participants, the Company provides an enhanced contribution to the Plan in the amount of 2%, 4% or 6% of the Plan participant’s eligible compensation, based on the Plan participant’s current age and years of service to the Company. For those associates of the Company hired or rehired after June 30, 2017 and those associates of the Company never enrolled in the Pension Plan, the Company provides an additional basic contribution in an amount equal to 2% of the associate’s eligible compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s safe harbor matching contributions, additional basic and/or enhanced contributions, and the proportionate share of gains or losses generated by their elected investments. Participant accounts are also charged with an allocation of administrative expenses to the extent such expenses are paid by the Plan.  All allocations are based on participant earnings or account balances, as defined by the Plan.

The Plan provides benefits based solely upon the amounts contributed to the participant’s account and any income, expenses and gains and losses on investment, which may be allocated to such participant’s account.

Vesting

The Company’s safe harbor matching contributions and associated earnings or losses vest immediately after the participant has completed two years of service. The Company’s additional basic and enhanced contributions will vest after the participant has completed three years of service. All participants vest 100 percent upon termination of employment due to death or permanent disability.

Forfeitures

Forfeitures of employer matching contributions and allocated earnings and losses thereon are used to reduce employer contributions and Plan expenses.  At December 31, 2020 and 2019, the forfeited amounts available for reducing future employer contributions and Plan expenses were $363,347 and $448,810, respectively. During 2020 and 2019, forfeitures totaling $314,102 and $264,273, respectively, were used to reduce employer contributions and Plan expenses.

Investment Options

The Plan allows participants to direct contributions into various investment options. As of December 31, 2020, the Plan’s investment options included mutual funds, fixed annuities and Hancock Whitney Corporation common stock.

Notes Receivable from Participants

Participants are allowed to borrow from their accounts in amounts ranging from a minimum of $1,000 to a maximum of 50 percent of the account balance, not to exceed $50,000. Loan maturities generally range from one to five years with one loan available at any time.  The loans are collateralized by the balance in the participant's account and are to bear interest at the prime rate as reported in the Wall Street Journal plus 1 percent or such other rate determined by the Plan Administrator on a uniform and consistent basis.  The interest rate on outstanding loan balances ranged between 4.25 percent and 6.50 percent in 2020 and in 2019.  Principal and interest is paid ratably through payroll deductions.  Upon origination of a loan, participants are charged an administrative fee that is reflected in administrative expenses in the statements of changes in net assets available for benefits. Participant loans are presented as notes receivable from participants in the statements of net assets available for plan benefits.

The Plan administrator declares a default if the participant fails to pay any regular installment of principal and interest when due and such failure continues until the last day of the calendar quarter following the quarter in which the failure first occurred.  Should a default occur and be continuing, the trustee will report the amount of the principal and accrued interest as a deemed distribution as of the last day of the calendar year in which the default occurs.  Management has evaluated participant notes receivable for collectability and has determined that no allowance is considered necessary.

Payment of Benefits

Benefits are generally payable on termination of employment, retirement, attainment of age 59.5, death, or disability.  Benefits may be paid by either lump-sum payment, periodic payments over an actuarially determined period, or rolled over into a qualified plan, subject to regulatory requirements. Required minimum distributions are made to participants aged 70.5 in the absence of other distribution elections. Effective January 1, 2020, pursuant to the Setting Every Community Up for Retirement Enhancement Act (SECURE Act), the age at which required minimum distributions must begin was increased to 72 for those that turn 70 on or after July 1, 2019. Hardship distributions are also available from participants’ elective deferral accounts, subject to regulatory requirements.  Distributions from participant rollover sources can be withdrawn at any time.

Coronavirus Aid, Relief and Economic Security (CARES) Act

The Coronavirus Aid, Relief and Economic Security (CARES) Act was passed in March 2020 to provide various forms of temporary relief from economic damage stemming from the COVID-19 pandemic. In accordance with the CARES Act, the Plan permitted, through December 31, 2020, the suspension of required minimum distributions and allowed eligible Plan participants to elect penalty-free distributions of up to $100,000 for qualifying coronavirus-related reasons.  In addition, through September 22, 2020, qualifying participants could elect to receive a loan at an increased maximum amount that did not exceed the lesser of: (1) $100,000 minus the highest outstanding loan balance during the last twelve-consecutive-month period and the outstanding loan balance on the date the loan is made; or (2) 100% of the participant’s vested account balance.

In addition, the Plan also adopted the temporary loan repayment deferral provision of the CARES Act that allowed qualified participants who had Plan loan payments due between March 27, 2020 and December 31, 2020, to defer such payments for up to one year. The Plan Administrator re-amortized the impacted loans to account for any loan payments that were suspended in 2020.

Consolidated Appropriations Act, 2021

The Consolidated Appropriations Act, 2021, passed in December 2020, provided, among many other forms of temporary economic aid, certain relief for conditions stemming from natural disasters. In accordance with the Consolidated Appropriations Acts, 2021, the Plan permits participants affected by a qualified disaster to elect, through June 24, 2021, penalty free distributions of up to $100,000 in the aggregate. In addition, such participants could elect to receive a loan on or before June 25, 2021 at an increased maximum amount that did not exceed the lesser of: (1) $100,000 minus the highest outstanding loan balance during the last twelve-consecutive-month period and the outstanding loan balance on the date the loan is made; or (2) 100% of the participant’s vested account balance.

Note 2.  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All Plan investments as of December 31, 2020 and 2019 were held by the Custodian and are reported at contract value or fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. See Note 7 for further discussion of fully-benefit responsive contracts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Mutual funds and common stock are valued at quoted market prices that represent the value of shares held by the plan at year end. See Note 8 for further discussion and disclosure related to fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.  Realized and unrealized gains and losses on the Plan’s investments are included in net appreciation in the fair value of investments in the statements of changes in net assets available for benefits.

Participant notes receivable are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses related to record keeping for the Plan are paid by the Plan to an unrelated third-party.  Those expenses not paid by the Plan are paid for by the Company, which include all trustee fees to Hancock Whitney Bank.  The Plan paid $304,294 and $180,298 for administrative expenses related to the Plan for the years ended December 31, 2020 and 2019, respectively.

Note 3.  Tax Status

The Plan received a favorable determination letter dated March 8, 2018 stating that the Plan is qualified under Section 401 of the IRC and is therefore exempt from federal income taxes. The determination letter applies to Plan amendments through January 25, 2017. Although the Plan was amended subsequent to that date, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.

The Plan had no uncertain tax positions at December 31, 2020 or 2019.  If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense.

Note 4.  Related Party Transactions

The Trustee is a subsidiary of Hancock Whitney Corporation.  Transactions between the Plan and Trustee, or the Plan and the Sponsor, are considered to be exempt party-in-interest transactions. Mutual fund investments where Hancock Whitney Bank acts as an investment advisor totaled $12,502,549 and $12,633,856 as of December 31, 2020 and 2019, respectively. Additionally, at December 31, 2020 and 2019, the Plan owned $30,902,999 (908,377 shares) and $31,809,267 (724,915 shares), respectively, in Hancock Whitney Corporation common stock. During 2020 and 2019, the Plan recorded $930,292 and $784,670, respectively, in dividend income on Hancock Whitney Corporation common stock. The Plan paid no administrative fees to the Trustee during 2020 and 2019.

Note 5.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 6.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event that the Plan is terminated, participants would become 100 percent vested in their account.

Note 7. Fully Benefit-Responsive Investment Contract

The Plan offers an investment option of a group annuity contract with Great-West Life & Annuity Insurance Company, a related entity of the Plan’s custodian. The contract is a traditional investment contract. This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participant if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. As a traditional investment contract, the Plan owns only the contract itself.

The traditional investment contract held by the Plan is a guaranteed investment contract. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than zero percent. The credit rating is reviewed on a quarterly basis for resetting. The contract does not have a maturity date.

The Plan’s ability to receive amounts due in accordance with the fully benefit-responsive investment contract is dependent upon the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include, but are not limited to the Plan’s failure to qualify under Section 401(a) of the IRC or the failure of the trust to be tax-exempt under section 501(a) of the IRC; premature termination of the contract; Plan termination or merger; changes to the Plan’s prohibition or competing investment options; and bankruptcy of the Plan Sponsor or other events of the Sponsor, such as divestitures, that significantly affect the Plan’s normal operations.

Management believes that there are no events probable of occurring that might limit the ability of the Plan to transact at contract value with the contact issuer and that also would limit the ability of the Plan to transact at contact value with the participants.

Note 8.  Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis.  There have been no changes in the methodologies used at December 31, 2020 and 2019.

Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded.

Employer securities: These common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2020 and 2019:

	Level 1	Level 2	Level 3	Total
December 31, 2020
Mutual funds
Fixed income	$142,363,669	$—	$—	$142,363,669
Equity	273,714,707	—	—	273,714,707
Employer securities	30,902,999	—	—	30,902,999
Total investments at fair value	$446,981,375	$—	$—	$446,981,375

	Level 1	Level 2	Level 3	Total
December 31, 2019
Mutual funds
Fixed income	$118,937,019	$—	$—	$118,937,019
Equity	236,230,731	—	—	236,230,731
Employer securities	31,809,267	—	—	31,809,267
Total investments at fair value	$386,977,017	$—	$—	$386,977,017

Note 9.  Reconciliation of Financial Statements to Form 5500

The following tables reconcile net assets available for Plan benefits per the audited financial statements to net assets per the Form 5500, and the increase  or decrease in net assets available for benefits per the audited financial statements to net income or loss per the Plan’s Form 5500, as of and for the years ended December 31, 2020 and 2019.

	December 31,
	2020	2019
Net assets available for benefits per the financial statements	$487,294,379	$419,552,251
Loans deemed distributed	(128,009)	(125,656)
Net assets per Form 5500	$487,166,370	$419,426,595

	Year Ended December 31,
	2020	2019
Total increase in net assets available for benefits per the financial statements	$67,742,128	$83,149,871
Change in loans deemed distributed	(2,353)	(61,972)
Net income per Form 5500	$67,739,775	$83,087,899

Note 10. Subsequent Events

Management has evaluated subsequent events through the date that the financial statements were available to be issued, June 29, 2021, and determined that there were no subsequent events requiring disclosure in the financial statements. No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.

HANCOCK WHITNEY CORPORATION 401(k) SAVINGS PLAN
Employer Identification Number: 64-0693170
Plan Number: 003
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2020
		(c)
		Description of
		investment including
		maturity date, rate of		(e)
	(b)	interest, collateral, par	(d)	Current
(a)	Identity of issue, borrower, lessor or similar party	or maturity value	Cost**	Value
	AMERICAN FUNDS AMERICAN MUTUAL R5	334,205 shares		$14,908,895
	AMERICAN FUNDS EUROPACIFIC GR R5	97,852 shares		6,774,301
	BLACKROCK HIGH YIELD BOND INSTL	772,588 shares		6,018,462
	BROWN ADVISORY SM-CP FUNDAMENTAL VAL INV	286,194 shares		6,860,067
	CAUSEWAY EMERGING MARKETS INST	393,717 shares		5,921,498
	COHEN & STEERS GLOBAL INFRASTRUCTURE-I	85,569 shares		1,799,506
	DELAWARE SMALL CAP CORE	52,905 shares		1,432,667
	DFA COMMODITY STRATEGY	83,764 shares		454,001
	FEDERATED KAUFMANN LARGE CAP INSTL	1,166,681 shares		41,580,497
	FEDERATED MDT LARGE CAP VALUE INSTL	296,829 shares		8,673,353
	FEDERATED TOTAL RETURN BOND INSTL	8,108,322 shares		93,813,291
	FEDERATED MDT STOCK INST 0	570,109 shares		16,658,580
	FIDELITY CONTRAFUND	4,534,366 shares		75,995,984
	GOLDMAN SACHS INFL PROTECTED SECS INSTL	178,419 shares		2,091,073
*	HANCOCK HORIZON BURKENROAD SM CP INSTL	267,222 shares		9,697,514
*	HANCOCK HORIZON QUANT LONG/SHORT INSTL	65,318 shares		1,165,273
*	HANCOCK HORIZON INTL MICROCAP FUND	51,368 shares		744,831
*	HANCOCK HORIZON INTL SMALL CAP	50,704 shares		894,931
	LAZARD INTERNATIONAL EQUITY INST	400,899 shares		8,026,005
	LAZARD INTERNATIONAL STRATEGIC EQ INSTL	415,692 shares		6,996,104
	MFS MID CAP GROETH R6	193,494 shares		5,880,278
	VANGUARD 500 INDEX ADMIRAL	120,513 shares		41,766,185
	VANGUARD MID CAP INDEX ADM	96,097 shares		24,639,181
	VANGUARD SHORT-TERM FEDERAL ADM	494,167 shares		5,440,777
	VANGUARD SMALL CAP INDEX ADM	135,815 shares		12,660,658
	VANGUARD TOTAL BOND MARKET INDEX ADM	678,957 shares		7,889,476
	VANGUARD TOTAL INTL BD IDX ADMIRAL	56,633 shares		1,324,657
	NUANCE MLP & PIPELINE	132,153 shares		1,099,512
	NUANCE MID CAP VALUE INST	346,924 shares		4,870,819
	Subtotal Registered Investment Companies			$416,078,376
*	HANCOCK WHITNEY CORPORATION COMMON STOCK	908,377 shares		30,902,999
	Total Investments at Fair Value			$446,981,375
*	GREAT WEST KEY GUARANTEED PORTFOLIO FUND	33,872,357 units		33,872,357
	Total Investments			$480,853,732
	Interest-bearing Cash			56,150
*	Notes Receivables from participants	Range of interest rates from 4.25% - 6.50% with maturity dates through 2026		6,384,497
	Total assets available for benefit			$487,294,379
	* Denotes party-in-interest
	** Cost information is omitted due to transactions being participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Hancock Whitney Corporation 401(k) Savings Plan

Date:	June 29, 2021	By:	/s/ Michele Chaffin
Name: Michele Chaffin
Title: Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23.1*	Consent of Independent Registered Public Accounting Firm

__________

*      Filed herewith